Exhibit 10.1

RETIREMENT AGREEMENT

This is an agreement between you, David D. Hillard, and us, Fisher Communications, Inc. (“the Company”). This Agreement is dated for reference purposes April 16, 2004, which is the date we delivered it to you for your consideration.

1)	Retirement Agreement. Your retirement from the Company is effective July 9, 2004 (the “Retirement Date”). Prior to the Retirement Date, you will perform such duties as reasonably requested by the Company. After the Retirement Date, you will have no ongoing duties or responsibilities for the Company, but you agree, if requested, to provide limited consultation from time to time during the 2004 calendar year and the first quarter of 2005 as reasonably requested to assure a smooth transition of your responsibilities, including the closing of the Company’s financial statements for the 2004 fiscal year and preparation for the annual audit of the Company’s financial statements. Such consultation shall be provided at no expense to the Company, with the exception of reasonable out-of-pocket expenses, approved by the Company in advance, incurred by you in the performance of those duties.

2)	Compensation. You will be paid your regular salary, less authorized deductions and withholdings, through the Retirement Date, and you will be paid for any accrued, unused vacation in your final paycheck.

3)	Employee Benefit Plans. You, your spouse and your dependents will be eligible to continue participation in our group medical, dental and vision plans pursuant to COBRA for up to eighteen (18) months (or longer if applicable under the COBRA regulations) following your retirement. You will be required to make timely payment of premiums for which you are responsible. Failure to submit timely payment of premiums will result in cancellation of COBRA coverage.

Your rights under other employee benefit plans in which you may have participated will be determined in accordance with the written plan documents governing those plans.

4)	Supplemental Pension Plan Benefits. Subject to the conditions of the Supplemental Pension Plan, you will be entitled to receive the following benefits:

4.1	Benefits Under the Plan. You shall receive such benefits as are provided under the Supplemental Pension Plan as amended and restated effective as of February 12, 2003 (the Plan”), and as of the Retirement Date, will be deemed to have satisfied all of the conditions necessary to receive a Termination Benefit pursuant to paragraph (2) of the Plan.

4.2

Termination Benefit. For the purpose of determining the Termination Benefit due to you under the Plan, the Company agrees to credit you with such full and partial additional years of service so that as of the Retirement Date you will be deemed to have an accrued benefit under the Plan equal to ninety-five percent (95%) of the projected Retirement Benefit to which you would be entitled under paragraph (1) of the Plan upon retirement after attaining age 65. Payment of the monthly Termination Benefit under the Plan will commence August 1, 2004. The Company will provide you with the detailed calculation of your Termination Benefit on or before May 31, 2004 for your review and confirmation.

4.3	Death Benefit. In the event that you die prior to your Retirement Date, your beneficiary shall receive a death benefit under paragraph (3) of the Plan consistent with the Termination Benefit set forth in subsection 5.2 of this Agreement.

4.4	No Affect. This Agreement will not affect your vested rights, if any, under the Company’s 401(k) Retirement Plan.

4.5	Withholding. FICA taxes will be due and payable on the present value of your Termination Benefit as of the Retirement Date. The Company will withhold the employee portion of such FICA taxes first from your accrued vacation pay that will be included in your final paycheck and then, if necessary, from your final paycheck or as otherwise agreed by you and the Company.

5)

Stock Options. The Company has previously granted to you options to purchase an aggregate of forty thousand three hundred sixty (40,360) shares of the Company’s common stock (the “Stock Options”), as set forth on the schedule attached to this Agreement as Exhibit A. As of the Retirement Date, Stock Options to acquire nineteen thousand nine hundred fifteen (19,915) shares will be vested and fully exercisable. On the Retirement Date, all Stock Options that have not previously vested will be deemed vested upon the Retirement Date. You will have three (3) months following the Retirement Date to exercise your vested Stock Options, unless they expire earlier in accordance with their terms; provided, the Company agrees to request that the Compensation Committee of the Board of Directors consider whether to waive such three (3) month exercise period under the authority set forth in paragraph 3(c) of the Fisher Communications Incentive Plans of 1995 and 2001.

6)	Release. In consideration of the promises contained in this Agreement, and except as specifically provided in subsection 7.1, the parties agree:

6.1

On behalf of yourself and anyone claiming through you, you irrevocably and unconditionally release, acquit and forever discharge the Company and/or its parent corporation, subsidiaries, affiliates, divisions, predecessors, successors and assigns, as well as each’s past and present officers, directors, employees, shareholders, trustees, joint venturers, partners, agents, and anyone claiming through them (hereinafter “Releasees” collectively), in each’s individual and/or corporate capacities, from any and all claims, liabilities, promises, actions, damages and the like, known or unknown, which you ever had against any of the Releasees arising out of or relating to your employment with the Company and/or the separation of your employment with the Company, provided that such release shall not preclude you from any indemnification to the extent provided in Article IX of the Company’s Bylaws applicable to you as an officer of the Company or from any coverage for your acts and omissions as an officer of the Company under any applicable directors and officers liability insurance maintained by the Company. Said claims include, but are not limited to: (1) employment discrimination (including claims of sex discrimination and/or sexual harassment) and retaliation under Title VII (42 U.S.C.A. 2000e, etc.) and under 42 U.S.C.A. section 1981 and section 1983, age discrimination under the Age Discrimination in Employment Act (29 U.S.C.A. sections 62 1-634) as amended, under the Washington Constitution, and/or any other relevant state statutes or municipal ordinances (except you do not waive rights or claims under the federal Age Discrimination in Employment Act that may arise after the date this waiver is executed); (2) disputed wages; (3) wrongful discharge and/or breach of any alleged employment contract; and (4) claims based on any tort, such as invasion of privacy, defamation, fraud and infliction of emotional distress.

6.2	That you shall not bring any legal action against the Releasees for any claim waived and released under this Agreement and that you represent and warrant that no such claims have been filed to date. You further agree that should you bring any type of administrative or legal action arising out of claims waived under this Agreement, you will bear all legal fees and costs, including those of the other Releasees.

6.3

Without limiting the release set forth in subparagraphs 7.1 and 7.2 above, the matters expressly waived and released herein are not limited to matters which are known or disclosed, and you hereby waive any and all rights and benefits which you now have, or in the future may have, conferred upon you, by virtue of the provisions of any Washington statute, the effect of which would be to prevent a general release, such as contemplated by this Agreement, from extending to claims which you do not know or suspect to exist in your favor at the time of executing this Agreement, which if known by you must have materially affected your willingness to conclude this Agreement. You realize and acknowledge that the factual matters now unknown to you may have given or may hereafter give rise to causes of action, claims, demands, debts, controversies, damages, costs, losses and expenses which are presently unknown, unanticipated and unsuspected, and you further agree that this Agreement has been negotiated and agreed upon in light of that realization and that you nevertheless hereby intend to release, discharge and acquit the Releasees from any such unknown causes of action, claims, demands, debts, controversies, damages, costs, losses and expenses which in any way arise by virtue of the prior acts or omissions of such parties.

7)	Return of Property. You represent and warrant that you will return all keys, credit cards, documents, equipment and other material that belongs to the Company on or before your Retirement Date.

8)

Confidentiality. You understand and acknowledge that, in order to properly perform your duties the Company has entrusted you with certain Proprietary Information that is the result of great effort and expense on the part of the Company, that this Propriety Information is critical to the success of the Company and that the disclosure or use of this Proprietary Information would cause the Company irreparable harm, and that you, in entering into this Agreement, are fully aware of the Company’s need to protect this Proprietary Information. You therefore agree not to reveal Proprietary Information or trade secrets to any person, firm, corporation, or entity unless required to do so by a valid subpoena or unless being required to maintain such confidentiality would be in violation of the law. For the purposes of this Agreement, “Proprietary Information” shall be defined as information, whether disclosed orally or in writing, of any nature in any form, including without limitation all writings, memoranda, copies, reports, papers, surveys, analyses, drawings, letters, computer printouts, computer programs, computer applications, specifications, customer data, trade secrets, business methods, business processes, business techniques, business plans, data, graphs, charts, sound recordings and/or pictorial reproductions and other information that is not generally and publicly known, whether in oral, audio, visual, written or other form. Should you reveal or threaten to reveal this information, the Company shall be entitled to an injunction restraining you from disclosing same, or from rendering any services to any entity to whom said information has been, or is threatened to be, disclosed. The right to secure an injunction is not exclusive, and the Company may pursue any other remedies it has against you for a breach or threatened breach of this condition, including the recovery of damages from you. This promise is intended to and will apply in the broadest sense possible to information regarding Company’s business activities, plans, audience and clients and is not intended to be limited solely to matters which might meet the legal definition of “trade secrets” under Washington law. You further agree to keep the terms of this Agreement confidential. You agree that except as otherwise required by law, you may not disclose to any third party any of the terms of this Agreement, except your spouse, legal counsel, accountants and tax advisors, all of whom shall be bound by this confidentiality provision. You represent and warrant that you have not already acted inconsistently with the terms of this section.

9)	Mutual Nondisparagement. You agree that you will not disparage, criticize or otherwise malign the reputation of the Company, its parents or affiliates or any of their officers, directors or employees. The Company, including its officers and directors, agrees that it will not disparage, criticize or otherwise prejudice your reputation.

10)	Consideration and Revocation Periods. You agree that you have been advised to consult legal counsel and that you have up to twenty-one (21) calendar days to consider this

Agreement and you may use as much or as little of that time as you wish. You also have seven (7) calendar days following your execution of this Agreement to revoke it. You must make any such revocation in writing to the Vice President Human Resources. This Agreement shall not become effective or enforceable until the revocation period has expired.

11)	Arbitration of Claims. Any claim related to your employment by or separation from the Company, or for breach or for enforcement of any provision of this Agreement shall be subject to binding arbitration through and according to the applicable rules of the then-current National Rules for the Resolution of Employment Disputes of the American Arbitration Association (“AAA”), or such other mutually agreeable arbitrator as the parties may select. The arbitrator shall be bound by and shall follow Washington law and evidentiary rules. The decision of the arbitrator shall be final and conclusive, and the parties waive the right to a new trial or appeal, excepting only for the purpose of enforcing the arbitrator’s decision. The substantially prevailing party will be entitled to recover reasonable attorneys’ fees and costs of bringing or defending the arbitration and any action for enforcement, the amount of the awards to be determined by the arbitrator and the court.

12)	Disputes. The laws of the State of Washington will govern the validity and execution of this Agreement and the disposition of any claims related to this Agreement. Jurisdiction and venue shall be exclusively in state and federal courts in King County, Washington.

13)

Assignments. Your rights hereunder shall not be assigned or transferred without the Company’s prior written consent. Any assignment without the Company’s prior written consent shall be null and void. The Company’s rights and obligations under this

Agreement will inure to the benefit and be binding upon the Company’s successors and assignees.

14)	Complete Agreement. This Agreement is the final and complete expression of all agreements between us on all subjects, and supersedes any and all prior oral or written agreements or understandings between you and the Company concerning the subject matter of this Agreement. You acknowledge that you have had adequate time to review and consider this Agreement and consult with counsel. You acknowledge you are not signing this Agreement relying on anything not set out here.

AGREED BY Fisher Communications, Inc.:	AGREED BY EMPLOYEE:

/s/ WILLIAM W. KRIPPAEHNE JR.	/s/ DAVID D. HILLARD
William W. Krippaehne Jr. President & CEO	David D. Hillard

Date: 4.16.04	Date: 4/16/04

EXHIBIT A

Dave Hillard Stock Options

Date Granted	Shares Exercisable	Shares Not Exercisable	Shares Total	Price
3/5/1997	2,860	—	2,860	57.50
3/4/1998	2,400	—	2,400	65.50
3/3/1999	2,700	—	2,700	63.00
3/8/2000	4,360	1,090	5,450	59.88
2/14/2001	3,570	2,380	5,950	60.00
2/13/2002	2,400	3,600	6,000	36.86
4/24/2003	1,625	4,875	6,500	46.88
2/11/2004		8,500	8,500	51.50
Total	19,915		40,360